UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Adagene Inc. (“Adagene” or the “Company”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies, today announced the expected completion of the second closing of the previously announced strategic investment by Sanofi (Euronext Paris: SAN; Nasdaq: SNY).

As previously disclosed in the Company's Current Report on Form 6-K dated July 1, 2025, under the terms of the securities purchase agreement dated June 30, 2025 (the “Securities Purchase Agreement”), Sanofi Foreign Participations B.V.(“Sanofi”) agreed to purchase the Company’s Series A non-voting convertible preferred shares (the “Series A Preferred Shares”), each share of which is initially convertible into ten ordinary shares of the Company (the “Ordinary Shares”) in two closings, each subject to certain conditions. The first closing for US$17.0 million occurred on July 2, 2025, at which the Company issued 1,062,500 Series A Preferred Shares to Sanofi.

Following the Company’s announcement on November 9, 2026 that it had achieved Full Phase 2 Enrollment (as defined in the Securities Purchase Agreement), the second closing for US$8.0 million is expected to occur on or around November 20, 2026, subject to the satisfaction of other customary closing conditions. In connection with the second closing, the Company expects to issue an additional 378,788 Series A Preferred Shares to Sanofi, bringing Sanofi's total investment under the Securities Purchase Agreement to US$25.0 million.

The foregoing description of the Securities Purchase Agreement and the Series A Preferred Shares issued under the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the form of Certificate of Designations and the Securities Purchase Agreement, which are filed as Exhibits 4.1 and Exhibit 10.1 to the Current Report on Form 6-K filed on July 1, 2025, respectively, and are incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Adagene on Form F-3 (No. 333-287161 and No.333-291196) to the extent not superseded by documents or reports subsequently filed.

FORWARD LOOKING Statement

The Company cautions you that statements contained in this report regarding matters that are not historical facts are forward-looking statements. These statements are based on the Company’s current beliefs and expectations. Such forward-looking statements include, but are not limited to, statements regarding management’s beliefs regarding the anticipated initial closing date of the private placement and the Company’s achievement of the milestone condition for the second closing of the Sanofi investment and the receipt of proceeds therefrom. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Company’s business, including, without limitation, market risks and other market conditions; the risk that the conditions to each of the closings under the Securities Purchase Agreement are not satisfied; potential delays in the commencement, enrollment and completion of clinical trials; Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Adagene Announces Completion of Enrollment in Randomized Dose Optimization Phase 2 Trial of Muzastotug in Combination with KEYTRUDA® (pembrolizumab) in Microsatellite Stable Colorectal Cancer.”

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAGENE, INC.

Date:	November 9, 2026	By:	/s/ Peter (Peizhi) Luo
Name: Peter (Peizhi) Luo
Title: Chief Executive Officer